Exhibit 99.1

HYDRO ONE INC.

(the “Corporation”)

RESOLUTIONS OF SHAREHOLDER

FIXING NUMBER OF DIRECTORS

WHEREAS the Articles of Incorporation of the Corporation provide that the Corporation shall have a minimum of three (3) directors and a maximum of fifteen (15) directors;

AND WHEREAS the shareholder wishes to determine by special resolution the number of directors of the Corporation to be elected at annual meetings of the shareholder.

NOW THEREFORE BE IT RESOLVED THAT:

1.	As a special resolution of the Corporation, with effect as of the date set forth below, the number of directors of the Corporation and the number of directors of the Corporation to be elected at annual meetings of the shareholder of the Corporation is now 15.

ELECTION OF DIRECTORS

WHEREAS it is desirable that the following individuals be elected as directors of the Corporation until the next annual meeting of the sole shareholder or until their successors are elected:

Marcello (Marc) Caira	Margaret (Marianne) Harris
Charles Brindamour	Chris Clark
Kathryn Jackson	Philip Orsino
Ian Bourne	Jane Peverett
Frances Lankin	Roberta Jamieson
Jim Hinds

AND WHEREAS it is desirable that the following directors be re-elected as directors of the Corporation until the next annual meeting of the sole shareholder or until their successors are elected:

Carmine Marcello (CEO)

David Denison (Chair)

George Cooke

Gale Rubenstein

NOW THEREFORE BE IT RESOLVED THAT:

1.	The following persons are elected as directors of the Corporation to hold office until the next annual meeting of the sole shareholder or until their successors are elected:

Carmine Marcello (CEO)	Margaret (Marianne) Harris
David Denison (Chair)	Chris Clark
Marcello (Marc) Caira	Philip Orsino
Charles Brindamour	Jane Peverett

Kathryn Jackson	Roberta Jamieson
Ian Bourne	George Cooke
Frances Lankin	Gale Rubenstein
Jim Hinds

CONSOLIDATED FINANCIAL STATEMENTS, REPORT OF AUDITOR AND

APPOINTMENT OF AUDITOR

1.	The audited consolidated financial statements of the Corporation for the fiscal year ended December 31, 2014, as approved by the directors of the Corporation, and the Auditor’s Report thereon, all as submitted to the sole shareholder, are accepted.

2.	The appointment of KPMG LLP as auditor of the Corporation and its pension plan, for the fiscal year ending December 31, 2015, is hereby confirmed, at such remuneration as may be fixed by the directors and the directors are authorized to fix such remuneration.

The foregoing resolutions are hereby consented to as evidenced by the signature of the sole shareholder of the Corporation pursuant to the provisions of the Business Corporations Act (Ontario).

DATED as of the 17th day of July, 2015.

Her Majesty the Queen in Right of the Province of Ontario, as represented by the Minister of Energy

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